
16013843

CWB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8- 53730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street Suite 950
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander Street Suite 4 (Address) Marrietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG AW

OATH OR AFFIRMATION

I, John Van Sant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BROOKE WALTER
Notary Public
State of Colorado

Signature

President

Title

Brooke Walter

My Commission expires 4.27.2020 ID# 20124027939

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC
Denver, CO

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC as of December 31, 2015, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC's financial statements. The supplemental information is the responsibility of Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC (Cascade Financial Management Inc.).

We have reviewed management's statements, included in Cascade Financial Management, Inc.'s Annual Exemption Report, in which (1) Cascade Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cascade Financial Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Cascade Financial Management, Inc. stated that Cascade Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cascade Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cascade Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	291,386
Cash deposits with clearing organization		53,908
Commissions receivable		61,315
Accounts receivable		-
Employee advances		106,286
Prepaid expenses		29,835
Total current assets		542,730
FURNITURE AND EQUIPMENT		114,430
Less: Accumulated depreciation		(79,124)
Furniture and equipment, net		35,306
OTHER ASSETS		
Cash surrender value of life insurance policy		64,982
Security deposits		30,306
Goodwill		1,632
Total other assets		96,920
TOTAL ASSETS	$	674,956

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	39,659
Commissions payable		160,991
Profit Sharing Payable		43,876
Accrued Salaries		427
Total current liabilities		244,953
LONG TERM LIABILITIES		
Deferred rent payable		44,478
Total long term liabilities		44,478
Total liabilities		289,431
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000 shares authorized, 310 shares issued and outstanding		0
Additional paid-in capital		337,060
Retained earnings		48,465
Total stockholders' equity		385,525
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	674,956

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Investment advisory fees	$ 2,339,772
Commissions	693,764
Alternative investment fees	339,673
Overrides and rebates	124,816
Insurance fees	70,969
Total revenue	3,568,994
OPERATING EXPENSES	
Investment consulting expenses	1,410,895
Commissions	537,750
Employee compensation and benefits	770,467
Rent	246,331
Legal and professional fees	99,774
Technology services	98,955
Marketing and business development	49,561
Licensing and registration fees	36,476
Office	30,473
Travel	12,151
Telephone and internet	31,114
Insurance	22,659
Parking	20,309
Meals	8,245
Depreciation	10,583
Dues and subscriptions	3,682
Other operating expenses	1,253
Total expenses	3,390,678
NET OPERATING INCOME	$ 178,316
OTHER INCOME (EXPENSE)	
Other income	(3,717)
Interest income	2,021
Charitable contributions	(2,520)
Interest expense	(1,092)
Total other income, net	(5,308)
NET INCOME	$ 173,008

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance, **DECEMBER 31, 2014**	310	$ -	$ 319,185	$ 50,457	$ 369,642
Distribution to Stockholders				(175,000)	(175,000)
Net Income				173,008	173,008
Common stock issuance	15	-	17,875	-	17,875
Balance, **DECEMBER 31, 2015**	325	-	337,060	48,465	385,525

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net income	$ 173,008
Adjustments to reconcile net income to net cash provided by operating activities	
Prior period adjustment (see Note 2)	
Depreciation	10,583
Decrease in cash deposits with clearing organization	835
Decrease in commissions receivable	74,953
Decrease in accounts receivable	10,100
Increase in employee advances	(9,268)
Decrease in prepaid expenses	662
Increase in cash surrender value of life insurance policy	(8,300)
Decrease in security deposits	800
Decrease in accounts payable	(23,041)
Decrease in commissions payable	(34,641)
Decrease in deferred revenue	(1,040)
Increase in profit sharing payable	4,314
Incrase in accrued salaries	154
Decrease in Tax Payable	-
Decrease in deferred rent payable	(7,390)
Loss on disposal of furniture and equipement	3,717
Decrease in short term portion of L/T Debt	(4,673)
Net cash provided by operating activities	190,773
INVESTING ACTIVITIES	
Purchases of furniture and equipment	(8,184)
Net cash used in investing activities	(8,184)
FINANCING ACTIVITIES	
Issuance of common stock	17,875
Distribution to shareholders	(175,000)
Net cash used in financing activities	(157,125)
NET DECREASE IN CASH	25,464
CASH AT BEGINNING OF YEAR	265,922
CASH AT END OF YEAR	$ 291,386
SUPPLEMENTAL DISCLOSURE	
Interest paid	1,072

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company has offices in Colorado, Florida, Idaho, Missouri, Montana, and Texas and was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation. See Note 8 for further discussion.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur. The transactions recorded on a trade-date basis will not be materially different from the settlement-date basis.

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts, business development corporations, limited partnerships and managed futures funds. These fees are received as the placement is made and are recognized at the time of placement.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost of accumulated depreciation for such items are removed for balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2015 was $10,583.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company elected and was granted S Corporation status effective January 1, 2014 and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as it is the responsibility of the Company's stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has not uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's stockholders file income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived when the Company, acting as an agent, buys and sells securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as a reduction in the payable to customers. As of December 31, 2015, the Company had commissions receivable of $61,315 and commissions payable of $160,991.

4. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2015, the Company had cash deposits of $53,908 with the clearing organization.

5. EMPLOYEE BENEFIT PLANS

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $17,500 for the year ended December 31, 2015.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's unpaid obligation as of December 31, 2015 was $43,876 which is to be paid before the Company's files its 2015 U.S. income tax return. The liability is reflected in accounts payable on the Consolidated Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Consolidated Statement of Operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $58,169, which was $8,169 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 497.57% at December 31, 2015.

7. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rentals for office space and equipment at December 31, 2015 are listed below:

Year ending December 31:	Amount
2016	121,164
2017	124,592
2018	119,615
2019	15,888
2020	0
Total	$381,259

In June 2011, the Company moved its headquarters to new facilities, signing a 90 month lease. As incentive for the Company to relocate, the landlord provided free rent for the first eight months of occupancy. Beginning in June 2011, rent expense was recorded based on the total rental term of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent payable on the Statement of Financial Condition. As of December 31, 2015, deferred rent payable was $44,478.

Rent expense for the year ended December 31, 2015 was $246,331.

8. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the "Subsidiary") is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The Subsidiary did not earn any revenue or incur any expenses during the year ended December 31, 2015. In addition, the subsidiary did not have any assets or liabilities as of December 31, 2015

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2015, the Subsidiary did not have any direct or indirect obligations or liabilities

9. RELATED PARTY TRANSACTIONS

Total stockholders' compensation was $789,658 for the year ended December 31, 2015. This amount is included within employee compensation and benefits on the Consolidated Statement of Operations.

The Company has a broker-dealer relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company incurred $80,119 of investment consulting expense to HTFS for the year ended December 31, 2015. This amount is included within investment consulting expenses on the Consolidated Statement

of Operations. As of December 31, 2015, the Company owed HTFS $7,257, which is included within accounts payable on the Consolidated Statement of Financial Condition.

For the year ended December 31, 2015, the Company incurred $36,000 of rent expense to Holmes and Turner, P.C. This amount is included within rent expense on the Consolidated Statement of Operations.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2016, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 385,525
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	0
Clearing Deposit	(3,908)
Employee advances	(106,286)
Prepaid expenses	(29,835)
Furniture and equipment, net	(35,306)
Cash surrender value of life insurance policy	(64,982)
Security deposits	(30,306)
Goodwill	(1,632)
Haircut on Fidelity Bond Deductible Provision	(55,000)
Haircut on securities computed pursuant to 15c3-1(f)	(101)
NET CAPITAL	$ 58,169
AGGREGATE INDEBTEDNESS	
Accounts payable	39,659
Commissions payable	160,991
Profit Sharing Payable	43,876
Accrued Salaries	154
Deferred Revenue	273
Deferred rent payable	44,478
Total aggregate indebtedness	$ 289,431
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital	8,169
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	(1,831)
Percentage of aggregate indebtedness to net capital	497.57%

There is no material difference in the above computation and the company's net capital as reported in the company's Part IIA (unaudited) Amended FOCUS report as of December 31, 2015

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC
SUPPLEMENTARY SCHEDULES II & III
DECEMBER 31, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC (Cascade Financial Management Inc.).

We have reviewed management's statements, included in Cascade Financial Management, Inc.'s Annual Exemption Report, in which (1) Cascade Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cascade Financial Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Cascade Financial Management, Inc. stated that Cascade Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cascade Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cascade Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016


CASCADE
FINANCIAL MANAGEMENT, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Cascade Financial Management Inc (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Cascade Financial Management Inc.

John Van Sant

President

950 Seventeenth Street, Suite 950 • Denver, Colorado 80202
Phone: 303.292.1121 • Fax: 303.292.2942 • Toll Free: 800.353.0008 • www.cascade-inc.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Agency, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Agency, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Agency, LLC's compliance with the applicable instructions of Form SIPC-7. Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Agency, LLC's management is responsible for Cascade Financial Management, Inc. and its Wholly-Owned Subsidiary, CFMI Agency, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2015

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2915*********************MIXED AADC 220
053730 FINRA DEC
CASCADE FINANCIAL MANAGEMENT INC
950 17TH ST STE 950
DENVER CO 80202-2807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1722

B. Less payment made with SIPC-6 filed (exclude interest) (875)

7.30.15
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 847

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 847

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 847

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Financial Management Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,567,298
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,851,773
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	25,594
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1072	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 541	
Enter the greater of line (i) or (ii)	1072
Total deductions	2,878,439
2d. SIPC Net Operating Revenues	$ 688,859
2e. General Assessment @ .0025	$ 1,722

(to page 1, line 2.A.)